[Jones Day Letterhead]

March 26, 2009

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy's, Inc.
            Form 10-K for the Fiscal Year Ended February 2, 2008
            Filed April 1, 2008
            Form 10-Q for the Fiscal Quarters Ended May 3, 2008, August 2, 2008, and November 1, 2008
            File No. 1-13536

Dear Mr. Mew:

    On behalf of Macy's, Inc. ("Macy's" or the "Company"), we are writing to respond to the requests of the staff (the "Staff") of the Securities and Exchange Commission (the Commission") for additional information made in a conference call held on March 26, 2009, and to provide the Staff the text of certain disclosures proposed by the Company to be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the "Form 10-K").

Requested Information

            Information requested by the Staff regarding Deloitte & Touche LLP's valuation of the Company's goodwill, including (1) a sensitivity analysis related to the Company's estimated weighted average cost of capital used in connection with its goodwill impairment analysis, (2) transactions reviewed in connection with the determination of the control premium for the Company used in connection with its goodwill impairment analysis, (3) documentation prepared by Deloitte & Touche LLP regarding the methodology that it uses in connection with determinations of weighted average cost of capital in connection with goodwill impairment analyses, and (4) selected stock market price data for January 2009 will be provided to the Staff, on a supplemental basis, under separate cover.

Proposed Disclosures

            Proposed Critical Accounting Policy Disclosure.  The Company proposes to include in the Form 10-K the following disclosure with respect to critical accounting policies relating to goodwill and intangible assets:

Goodwill and Intangible Assets

            The carrying value of goodwill and other intangible assets with indefinite lives are reviewed at least annually for possible impairment in accordance with SFAS No. 142.  Goodwill and other intangible assets with indefinite lives have been assigned to reporting units for purposes of impairment testing.  The reporting units are the Company's retail operating divisions.  Goodwill and other intangible assets with indefinite lives are tested for impairment annually at the end of the fiscal month of May.  The Company estimates fair value based on discounted cash flows.  The goodwill impairment test involves a two-step process.  The first step is a comparison of each reporting unit's fair value to its carrying value.  The reporting unit's discounted cash flows require significant management judgment with respect to sales, gross margin and SG&A rates, capital expenditures and the selection and use of an appropriate discount rate.  The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures are based on the Company's annual business plan or other forecasted results.  Discount rates reflect market-based estimates of the risks associated with the projected cash flows directly resulting from the use of those assets in operations.  The estimates of fair value of reporting units are based on the best information available as of the date of the assessment.  The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease any impairment charge.  If the carrying value of a reporting unit exceeds its estimated fair value in the first step, a second step is performed, in which the reporting unit's goodwill is written down to its implied fair value.  The second step requires the Company to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit.  If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-lived intangible asset is written down by an amount equal to such excess.

            The Company uses judgment in assessing whether assets may have become impaired between annual impairment tests.  The occurrence of a change in circumstances, such as continued adverse business conditions or other economic factors, would determine the need for impairment testing between annual impairment tests.  Due to deterioration in the general economic environment and the resultant decline in the Company's market capitalization in the fourth quarter of 2008, the Company believed that an additional goodwill impairment test was required as of January 31, 2009.  The Company initially calculated the fair value of its reporting units by discounting their projected future cash flows to present value using the Company's estimated weighted average cost of capital as the discount rate and the fair value of each of the Company's Macy's reporting units exceeded its carrying value.  However, the reconciliation of the fair value of the Company's reporting units to the Company's market capitalization resulted in an implied fair value substantially in excess of its market capitalization.  In order to reconcile the discounted cash flows of the Company's reporting units to the trading value of the Company's common stock, the Company applied discount rates higher than the Company's estimated weighted average cost of capital to the projected cash flows of its reporting units and determined that the carrying value of each of the Company's reporting units exceeded its fair value at January 31, 2009, which resulted in all of the Company's reporting units failing the first step of the goodwill impairment test.

            The second step of the impairment testing process requires, among other things, obtaining third-party appraisals of substantially all of the Company's tangible and intangible assets.  The allocation of the fair value of the reporting unit derived in the first step of the impairment test to the fair value of the reporting unit's net assets requires significant management estimates and judgments.  The allocation of the fair value of the reporting units is based on the best information available as of the date of the assessment.

            The goodwill impairment testing process is subject to inherent uncertainties and subjectivity.  The use of different assumptions, estimates or judgments in either step of the process could increase or decrease the fair value of the reporting unit's net assets and, accordingly, could increase or decrease any related impairment charge.  The first step of the impairment testing process considers company-specific projections, the discount rate and the Company's market capitalization around the testing period.  The second step of the impairment testing process considers third party estimates of the fair value of certain assets and liabilities.  The Company recorded an estimated goodwill impairment charge of $5,382 million during 2008.  Increasing or decreasing the fair values of the net assets of each reporting unit by 5% as compared to the values used in the preparation of these financial statements would increase or decrease the impairment charge related to goodwill by approximately $153 million.

            Proposed Financial Statement Footnote Disclosure.  The Company proposes to include in the Form 10-K the following disclosure with respect to goodwill impairment charges:

            Based on the results of goodwill impairment testing as of January 31, 2009, the Company recorded an estimated pre-tax goodwill impairment charge of $5,382 million, $5,083 million after income taxes, in the fourth quarter of 2008.  Any adjustment to this amount resulting from the completion of the measurement of the impairment charge will be recognized in a subsequent reporting period.

            The Company completed its annual impairment testing of goodwill and indefinite lived intangible assets during the second quarter of 2008 and concluded that no goodwill write-downs or impairment charges were required at that time.  After evaluating the results of the Christmas selling season, and in consideration of the continued deterioration in the general economic environment and the resultant continued decline in the Company's market capitalization in the fourth quarter of 2008, the Company believed that an additional goodwill impairment test was required as of January 31, 2009.

            The goodwill impairment test involves a two-step process.  The first step is a comparison of each reporting unit's fair value to its carrying value.  The Company estimates fair value based on discounted cash flows.  The reporting unit's discounted cash flows require significant management judgment with respect to sales, gross margin and SG&A rates, capital expenditures and the selection and use of an appropriate discount rate.  The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures are based on the Company's annual business plan or other forecasted results.  Discount rates reflect market-based estimates of the risks associated with the projected cash flows directly resulting from the use of those assets in operations.

            The Company initially calculated the fair value of its reporting units by discounting their projected future cash flows to present value using the Company's estimated weighted average cost of capital as the discount rate and the fair value of each of the Company's Macy's reporting units exceeded its carrying value.  However, the reconciliation of the fair value of the Company's reporting units to the Company's market capitalization resulted in an implied fair value substantially in excess of its market capitalization.  In order to reconcile the discounted cash flows of the Company's reporting units to the trading value of the Company's common stock, the Company applied discount rates higher than the Company's estimated weighted average cost of capital to the projected cash flows of its reporting units and determined that the carrying value of each of the Company's reporting units exceeded its fair value at January 31, 2009, which resulted in all of the Company's reporting units failing the first step of the goodwill impairment test.

            The second step required the Company to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets.  The Company calculated the fair values of each reporting unit's net assets, including obtaining third-party appraisals of substantially all of the tangible and intangible assets and the fair value in excess of amounts allocated to such net assets represented the implied fair value of goodwill for that reporting unit.  Each reporting unit's goodwill was written down to its implied fair value derived in the second step.  Due to the complexity of this process, the Company will not complete the measurement of the implied fair value of goodwill for each reporting unit until a subsequent reporting period and, accordingly, the goodwill impairment charge in the Consolidated Statements of Operations represents an estimate.

* * * * *

Macy's hereby acknowledges that:

•           Macy's is responsible for the adequacy and accuracy of the disclosure in its filings;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•           Macy's may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen
Mark E. Betzen

cc:        Milwood Hobbs, United States Securities and Exchange Commission
Donna Di Silvio, United States Securities and Exchange Commission
Jim Allegretto, United States Securities and Exchange Commission
Steven Jacobs, United States Securities and Exchange Commission
Evan Sussholz, United States Securities and Exchange Commission
Karen M. Hoguet, Macy's, Inc.
Dennis J. Broderick, Macy's, Inc.
Linda J. Balicki, Macy's, Inc.
Joel A. Belsky, Macy's
Mark Larson, KPMG LLP
John Connor, KPMG LLP
Carmen Bailey, KPMG LLP
Melanie Dolan, KPMG LLP
Scott Flynn, KPMG LLP
Brian Sarkis, Deloitte & Touche LLP